March 16, 2006



Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: Nili Shah

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           Form 10-Q for Quarter Ended July 2, 2005
                           Filed August 11, 2005
                           Form 10-Q for Quarter Ended October 1, 2005
                           Filed November 10, 2005

                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on February 27, 2006, relating to the above-referenced filings of Cavalier Homes, Inc. ("Cavalier" or the "Company"). The following paragraphs set forth our response to the numbered items in the Commission's letter.

1.  Summary of Significant Accounting Policies
----------------------------------------------

Recently Issued Accounting Pronouncements
-----------------------------------------

1. We note the Commission's comment to revise the Company's accounting policy in the footnotes to its audited financial statements to discuss the Company's policy for recognizing its


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Securities and Exchange Commission
March 16, 2006
Page 2
----------------------------------

liability for repurchase agreements upon sale of a manufactured home covered under a repurchase commitment. In the Company's 2005 Annual Report on Form 10-K and in future filings, we will revise our footnotes to the audited financial statements to discuss the Company's policy for recognizing its liability for repurchase agreements upon sale of a manufactured home covered under a repurchase commitment.

2. We note the Commission's comment to restate, within the Company's 2005 Annual Report on Form 10-K, the Company's selected quarterly financial data for each quarter in fiscal year 2004, to reflect the impact of the adoption of FIN 45 within the appropriate quarters, rather than in the fourth quarter of 2004, as previously reported by the Company. We will restate the Company's selected quarterly financial data for each quarter in fiscal year 2004, in the Company's 2005 Annual Report on Form 10-K to record the FIN 45 fair value non-contingent liability amount and will provide the related disclosure.

The cumulative effect of the Company's error in its failure to record the greater FIN 45 fair value non-contingent liability amount in 2003 of $95,000 expense, which was not significant, will be reflected in the adjustment of the first quarter of 2004. The Company's quantitative analysis of the impact of to the first quarter of 2004, resulting in its conclusion that such impact was not material is as follows:

                                     Revenue     Gross profit       Selling, general       Net Income             Income(Loss)
                                                                   and administrative      (Loss)                  Per Share -
                                                                                                                Basic and diluted
              Q1 2004
As reported                      $ 44,254,000    $ 7,592,000      $ 9,377,000             $ (1,882,000)             $ (0.11)
Estimted impact of FIN 45        $        -      $       -        $    95,000             $    (95,000)             $     -
                                 ------------    ------------    -------------             ------------            ----------
After impact of FIN 45           $ 44,254,000     $ 7,592,000     $ 9,472,000             $ (1,977,000)             $ (0.11)
                                 ============    ============   ===============            ============           ===========

The Company's quantitative analysis of the impact of implementing FIN 45 for the year ended December 31, 2003, resulting in its conclusion that such impact was not material is as follows:

                                   Revenue         Gross profit   Selling, general and     Net Income         Income (Loss)
                                                                  administrative expenes      (Loss)          Per Share-Basic
                                                                                                                and diluted
                2003
As reported                      $ 247,836,000     $ 39,149,000     $ 43,171,000           $ (4,570,000)            $ 0.26
Estimted impact of FIN 45        $         -       $        -       $     95,000           $    (95,000)            $   -
                                 -------------    -------------    -------------            ------------         ----------
After impact of FIN 45           $ 247,836,000     $ 39,149,000     $ 43,266,000           $ (4,665,000)            $ 0.26
                                 =============    =============   ==============           ==============        ===========

The Company also reviewed qualitative aspects of the impact of not adopting FIN 45 in 2003 and concluded such impact was qualitatively immaterial. Cavalier's qualitative assessment included consideration of the following:


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Securities and Exchange Commission
March 16, 2006
Page 3
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    o The adjustments would not significantly change revenue or earnings trends.
    o If recorded, the adjustments would not result in a violation of debt covenants.
    o The adjustments were not deemed to be pervasive to the financial statements.

Additionally, we note the Commission's comment to disclose the fourth quarter 2004 change in accounting estimate in the quarterly information provided in the Company's 2005 Annual Report on Form 10-K. We will provide the change in accounting estimate disclosure in the quarterly information provided in the Company's 2005 Annual Report on Form 10-K.

3. We note the Commission's request for the amounts, related to the pool of repurchase commitments for dealers not identified at an elevated risk of default, of the Company's SFAS No. 5 contingent liability and the FIN 45 non-contingent liability for each of the four quarters of 2005. As none of the SFAS No. 5 contingent liability amounts exceeded the FIN 45 non-contingent liability amount recorded by the Company, no quarterly restatement of the quarters within 2005 is required. The following table compares the amounts of the Company's SFAS No. 5 contingent liability and the FIN 45 non-contingent liability for each of the four quarters of 2005.

                                                SFAS No. 5
                                FIN 45           Global
                              Liability          Reserve
                              (recorded)        (proforma)
                              ----------        -----------
Q1 2005                      1,268,000          949,000

Q2 2005                      1,257,000          929,000

Q3 2005                        985,000          799,000

Q4 2005                        758,000          388,000

4. We note the Commission's comment to record changes in the Company's reserve for repurchase commitments as a component of revenue regardless of whether the accrual is calculated in accordance with SFAS No. 5 or FIN 45. Accordingly, the Company will reclassify the portion of the Company's reserve for repurchase commitments included in selling, general and administrative to revenue for 2005 in the amount of $1,367,000. The result of this reclassification will be an increase to revenue for the fiscal year 2005. As the related amounts for 2004 and 2003 are not significant in comparison to either reported sales or selling, general and administrative expenses, no such reclassification will be made for those periods.
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Securities and Exchange Commission
March 16, 2006
Page 4
--------------

                                             Revenue             Selling, general
                                                                and administrative
                                                                       expenses
                 2004
                 ----
As reported                                  $ 234,161,000            $ 38,340,000
Proforma reclassification                          291,000                 291,000
                                       --------------------      ------------------
After proforma reclassification              $ 234,452,000            $ 38,631,000
                                       ====================      ==================

                 2003
                 ----
As reported                                  $ 247,836,000            $ 43,171,000
Proforma reclassification                          181,000                 181,000
                                       --------------------      ------------------
After proforma reclassification              $ 248,017,000            $ 43,352,000
                                       ====================      ==================

5. We note the Commission's comment to revise the Company's rollforward of the reserve for repurchase commitments to clarify the changes in the reserve. In the Company's 2005 Annual Report on Form 10-K and in future filings, we will modify the rollforward of the reserve for repurchase commitments. We anticipate the rollforward will include the following descriptive line items:

Balance, beginning of year
Reduction for payments made on inventory repurchases
Recoveries on inventory repurchases
Accruals for guarantees issued during the period
Reduction to pre-existing guarantees due to declining obligation or expired guarantees
Changes to the accrual for pre-existing guarantees for those dealers deemed to be probable of default
Balance, end of year

6. We note the Commission's comment to disclose in the Company's MD&A the impact of the 2004 change in estimate for the reserve for repurchase commitments and to disclose such change in the footnotes to the audited financial statements. We will revise the MD&A and footnotes to the audited financial statements included in the Company's 2005 Annual Report on Form 10-K and in future filings to reflect the revised disclosures.

7. We note the Commission's comment to revise the Company's critical accounting estimates section of MD&A to discuss the Company's methodology for estimating the fair value of its repurchase agreements at inception, or upon sale of a manufactured home covered under a repurchase commitment. In the Company's 2005 Annual Report on Form 10-K and in future filings, we will revise our MD&A to discuss the Company's policy for recognizing its liability for repurchase agreements upon sale of a manufactured home covered under a repurchase commitment.



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Securities and Exchange Commission
March 16, 2006
Page 5
----------------------------------

Cavalier hereby acknowledges the following:

     o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
     o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
     o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                                     Sincerely,

                                                     /s/ Michael R. Murphy
                                                     ---------------------

                                                     Michael R. Murphy
                                                     Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Brian Barksdale
         Elton Sims
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee